UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20- F ☒     Form 40-F ☐

EXPLANATORY NOTE

(i) Debt Financing

On August 7, 2024, NewGenIvf Group Limited (“Company”) entered into a Securities Purchase Agreement with certain investors named therein (collectively, the “Buyers”), pursuant to which, amongst other things:

(i) the Company agreed to sell, at an initial closing with JAK Opportunities VI LLC (“JAK” and such initial closing, the “Initial Closing”), pursuant to which the Company agreed to sell to JAK (a) a senior convertible note (the “Initial Note”) in the aggregate original principal amount not exceeding $1,100,000), and which terms are further set forth below under the subheading “(ii) Initial Closing with JAK”), (b) a warrant to purchase 1,325,301 Class A Ordinary Shares of the Company, no par value (“Class A Shares” and such warrant, the Series A Warrant), and (c) a warrant to purchase 180,722 Class B Ordinary Shares of the Company, no par value (“Class B Shares” and such warrant, the Series B Warrant, and the Series B Warrants, together with the Series A Warrants, the “Warrants”); and

(ii) the Company may require each Buyer (or each Buyer may require the Company, as applicable) to participate in the sale of (a) one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $9,500,000) (the “Additional Notes,” and, together with the Initial Note, the “Notes”).

In connection with the Notes, the Series A Warrants and the Series B Warrants, the Company entered into a registration rights agreement, pursuant to which the Company agrees to provide certain registration rights with respect to the Registrable Securities (as defined below). The form of the registration rights agreement is included as Exhibit C in the Securities Purchase Agreement filed with this current report on Form 6-K (this “Report”) as Exhibit 4.1. Capitalized terms used in this Report but not otherwise defined have the meanings set forth in the Securities Purchase Agreement.

“Registrable Securities” means the shares issuable upon conversion or otherwise of the Notes (the “Conversion Shares”), (ii) the shares issuable upon exercise of the Warrants (the “Warrant Shares”); and (iii) any shares of the Company issued or issuable with respect to the Conversion Shares, the Warrant Shares, the Notes or the Warrants, including, without limitation, (1) as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise and (2) any shares of the Company into which the Class A Shares are converted or exchanged and share capital of a Successor Entity (as defined in the Warrants) into which the shares are converted or exchanged, in each case, without regard to any limitations on conversion of the Notes or exercise of the Warrants.

Additionally, in connection with the Securities Purchase Agreement, the Company entered into amendment and exchange agreements with certain holders of its convertible promissory notes (the “Existing Notes” and each of such amendment and exchange agreements, “Amendment and Exchange Agreement”), pursuant to which the Company will exchange the Existing Notes by issuing, among other things, (i) senior convertible notes in the aggregate principal amount of $2,700,000 (the “Exchange Notes”) and (b) a series of warrants to initially acquire up to a certain number of ordinary shares to the holders of the Existing Notes set forth therein or in the Amendment and Exchange Agreement (the “Exchange Warrants”). The form of the Amendment and Exchange Agreement, the form of Exchange Notes, and the form of Exchange Warrants are filed as Exhibits 4.2, 4.3, and 4.4 to this Report, respectively.

The Securities Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties, as well as customary indemnification provisions.

(ii) Initial Closing with JAK

On August 12, 2024, the Company and JAK consummated the Initial Closing.

The Initial Note sold to JAK in connection with the Securities Purchase Agreement bears an interest rate of 14.75% per annum and is convertible into the Company’s Class A Shares as follows: the Conversion Amount (as defined below) into validly issued, fully paid and non-assessable Class A at the Conversion Rate (as defined below). No fractional Class A Shares are issuable upon any such conversion. If the issuance would result in the issuance of a fraction of a Class A Share, the Company shall round such fraction of a Class A Share up to the nearest whole share. The form of the Initial Note is included as Exhibit A of the Securities Purchase Agreement filed as Exhibit 4.1 in this Report.

“Conversion Amount” means 110% of the sum of (A) the portion of the principal of the Initial Note, (B) accrued and unpaid interest with respect to such principal owed on the Initial Note (and as reduced pursuant to the of the Initial Note pursuant to redemption, conversion or otherwise, the “Principal”) (C) the Make-Whole Amount, if any, (D) accrued and unpaid Late Charges (as defined below) with respect to the Principal on the Initial Note, Make-Whole Amount and Interest, and (E) any other unpaid amounts pursuant to the Transaction Documents, as may be amended from time to time., if any.

“Conversion Rate” means the amount of Class A Shares issuable upon conversion of any Conversion Amount pursuant to the Initial Note determined by dividing (x) such Conversion Amount by (y) the Conversion Price.

“Conversion Price” means, as of any Conversion Date or other date of determination, $0.83, subject to adjustment as provided in the Initial Note.

“Late Charge” means a late charge incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18%) per annum from the date such amount was due until the same is paid in full, if “Make-Whole Amount” means, as of any given date and as applicable, in connection with any conversion, redemption or other repayment hereunder, an amount equal to the amount of additional interest that would accrue under the Initial Note at the interest rate then in effect assuming for calculation purposes that the outstanding Principal of the Initial Note as of the closing date remained outstanding through and including the maturity date.

“Make-Whole Amount” means, as of any given date and as applicable, in connection with any conversion, redemption or other repayment under the Initial Note, an amount equal to the amount of additional interest that would accrue under the Initial Note at the interest rate then in effect assuming for calculation purposes that the outstanding Principal of the Initial Note as of the Closing Date remained outstanding through and including the maturity date.

At the Initial Closing, the Company also sold to JAK a Series A Warrant to purchase 1,325,301 Class A Shares and a Series B Warrant to purchase 180,722 Class B Shares. The form of the Series A Warrant and form of the Series B Warrant are included as Exhibit B of the Securities Purchase Agreement filed as Exhibit 4.1 in this Report.

The foregoing is only a brief description of the material terms of the Securities Purchase Agreement and exhibits thereto, the Initial Note, the Amendment and Exchange Agreement, the Exchange Notes, the Exchange Warrants, and the Initial Closing, and does not purport to be a complete description of the rights and obligations of the parties under the aforementioned agreements. The foregoing description is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and all of the exhibits thereto, filed as Exhibit 4.1 in this Report, and the form of the Amendment and Exchange Agreement, the form of the Exchange Notes, and the form of the Exchange Warrants, filed hereto as Exhibits 4.2, 4.3, and 4.4, respectively.

EXHIBITS

Exhibit No.	Description
4.1	Securities Purchase Agreement between the Company and certain investors dated August 7, 2024
4.2	Form of Amendment and Exchange Agreement between the Company and certain investors
4.3	Form of Exchange Note between the Company and certain investors
4.4	Form of Exchange Warrant between the Company and certain investors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

Date: August 15, 2024

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